# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rallybio Corp, CIK 0001739410
CUSIP: 75120L100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 234 Church Street, SUITE 1020, New Haven, Connecticut (CT), 06510
Date of event which requires filing of this statement: 03/01/2026
Amends the filing with accession number 0001387131-22-000436
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 378,551; sole dispositive power 0; shared dispositive power 378,551; aggregate amount beneficially owned 378,551 (7.2% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on a total of 5,289,675 shares of Common Stock (as defined below) outstanding as of February 26, 2026, as set forth in Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on March 2, 2026.
- James G. Coulter (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 378,551; sole dispositive power 0; shared dispositive power 378,551; aggregate amount beneficially owned 378,551 (7.2% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on a total of 5,289,675 shares of Common Stock outstanding as of February 26, 2026, as set forth in Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 2, 2026.
- Jon Winkelried (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 378,551; sole dispositive power 0; shared dispositive power 378,551; aggregate amount beneficially owned 378,551 (7.2% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on a total of 5,289,675 shares of Common Stock outstanding as of February 26, 2026, as set forth in Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Rallybio Corp
Address of issuer's principal executive offices: 234 Church Street, SUITE 1020, New Haven, Connecticut (CT), 06510
Comment: This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on August 12, 2021, as amended and supplemented by Amendment No. 1 filed on January 18, 2022 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the first, second and third paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

"This Schedule 13D is being filed jointly on behalf of TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each a "Reporting Person" and collectively, the "Reporting Persons").

TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the managing member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P, a Delaware limited partnership, which is the sole member of The Rise Fund GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of The Rise Fund GenPar, L.P., a Delaware limited partnership, which is the managing member of The Rise Fund SPV GP, LLC, a Delaware limited liability company, which is the general partner of The Rise Fund Rascal, L.P., a Delaware limited partnership ("Rise Fund Rascal"), which directly holds 378,551 shares of Common Stock.

Because of the relationship of TPG GP A to Rise Fund Rascal, TPG GP A may be deemed to beneficially own the shares of Common Stock held by Rise Fund Rascal. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the shares of Common Stock held by Rise Fund Rascal. Messrs. Coulter and Winkelried disclaim beneficial ownership of the shares of Common Stock held by Rise Fund Rascal except to the extent of their pecuniary interest therein."
Residence or business address:
This Amendment amends and restates Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jean-Baptiste Garcia (Vice President)
Matthew White (Vice President)"
Present principal occupation or employment:
This Amendment amends and restates Item 2(c) of the Original Schedule 13D in its entirety as set forth below:

"The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG and officer, director and/or manager of other affiliated entities.

See response to Item 2(b) above."
Criminal convictions in the last five years:
This Amendment amends and restates Item 2(d) of the Original Schedule 13D in its entirety as set forth below:

"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years:
This Amendment amends and restates Item 2(e) of the Original Schedule 13D in its entirety as set forth below:

"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."
Citizenship:
This Amendment amends and restates Item 2(f) of the Original Schedule 13D in its entirety as set forth below:

"Each of Messrs. Coulter, Winkelried and the TPG GP A Officers is a United States citizen."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

"On March 1, 2026, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Candid Therapeutics, Inc. ("Candid") and Farmington Merger Sub, Inc., a wholly-owned subsidiary of the Issuer ("Merger Sub"), whereby Merger Sub will merge with and into Candid, with Candid surviving as a wholly owned subsidiary of the Issuer (the "Merger"). In connection with the Merger Agreement, Rise Fund Rascal entered into a Support Agreement (the "Support Agreement") in favor of Candid providing, among other things, that Rise Fund Rascal (x) will vote all of its shares of Common Stock, among other things: (i) in favor of approving the Merger and related contemplated transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party and (y) will not solicit or negotiate alternative acquisition proposal or inquiries in their capacities as stockholders of the Issuer.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the TPG GP A Officers, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer(greek question mark) entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries(greek question mark) selling or transferring a material amount of assets of the Issuer or any of its subsidiaries(greek question mark) changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer(greek question mark) materially changing the present capitalization or dividend policy of the Issuer(greek question mark) materially changing the Issuer's business or corporate structure(greek question mark) changing the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person(greek question mark) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association(greek question mark) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended(greek question mark) and taking any action similar to any of those enumerated above.

Reference to and description of the Lock-Up Agreement, Registration Rights Agreement and Support Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Lock-Up Agreement, Registration Rights Agreement and form of Support Agreement, which have been filed as Exhibits 2, 3 and 4 and are incorporated herein by this reference."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a) of the Original Schedule 13D in its entirety as set forth below:

"(a) The following sentence is based on a total of 5,289,675 shares of Common Stock outstanding as of February 26, 2026, as set forth in Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 2, 2026. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 378,551 shares of Common Stock, which constitutes approximately 7.2% of the outstanding shares of Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose:
This Amendment amends and restates Item 5(b) of the Original Schedule 13D in its entirety as set forth below:

"See response to Item 5(a) above."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

"1. Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).

2. Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A filed with the Commission on July 22, 2021).

3. Registration Rights Agreement, dated as of July 28 2021, by and among the Issuer and certain stockholders listed in Schedule A thereto (incorporated by reference to Exhibit 4.1 to Issuer's Current Report on Form 8-K filed with the Commission on August 2, 2021).

4. Form of Support Agreement by and among the Issuer and the executive officers, directors and certain other stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on March 2, 2026)."

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (03/03/2026)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (03/03/2026)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (03/03/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).